INDUSTRIAS CH, S.A. B. DE C.V.

Agustín Melgar No. 23 Apdo. Postal No. 1
C.P. 54030 Tlalnepantla, Edo. de México
Tel: 1165-1000 Fax: 1165-1001

April 30, 2009.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Industrias CH, S.A.B. de C.V.
Rule 12g3-2-(b) File No. 82-34903

SUPPL

The enclosed results of operations for the first quarter 2009 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Industrias CH, S.A.B. de C.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Act"), afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g-3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 the Act and that neither this letter nor the furnishing of such information and documents shall constitute and admission for any purpose that the Company is subject to the Act.

Very truly yours

Sergio Vigil
Chief Financial Officer

dw 5/18

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

TO MARCH 31 OF 2009 AND 2008 **CONSOLIDATED**

(Thousand Pesos) ***Final Printing***

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**37,098,617**	**100**	**29,975,326**	**100**
s02	**CURRENT ASSETS**	**17,294,579**	**47**	**19,525,761**	**65**
s03	CASH AND SHORT-TERM INVESTMENTS	1,499,763	4	7,980,972	27
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	3,846,501	10	4,098,006	14
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	836,173	2	858,908	3
s06	INVENTORIES	10,760,523	29	6,396,452	21
s07	OTHER CURRENT ASSETS	351,619	1	191,423	1
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**12,436,552**	**34**	**9,965,041**	**33**
s13	LAND AND BUILDINGS	5,389,451	15	4,232,344	14
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	15,978,645	43	12,011,982	40
s15	OTHER EQUIPMENT	315,763	1	191,218	1
s16	ACCUMULATED DEPRECIATION	9,739,022	26	6,722,124	22
s17	CONSTRUCTION IN PROGRESS	491,715	1	251,621	1
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,244,175**	**20**	**381,248**	**1**
s19	**OTHER ASSETS**	**123,311**	**0**	**103,276**	**0**
s20	**TOTAL LIABILITIES**	**10,815,076**	**100**	**7,765,597**	**100**
s21	**CURRENT LIABILITIES**	**5,400,448**	**50**	**3,997,964**	**51**
s22	SUPPLIERS	3,423,341	32	2,736,683	35
s23	BANK LOANS	9,316	0	0	0
s24	STOCK MARKET LOANS	4,295	0	3,230	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	619,841	6	357,516	5
s26	OTHER CURRENT LIABILITIES WITHOUT COST	1,343,655	12	900,535	12
s27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
s28	BANK LOANS	0	0	0	0
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**13,013**	**0**	**62,771**	**1**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,401,615**	**50**	**3,704,862**	**48**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**26,283,541**	**100**	**22,209,729**	**100**
s34	**MINORITY INTEREST**	**4,269,243**	**16**	**3,708,202**	**17**
s35	**MAJORITY INTEREST**	**22,014,298**	**84**	**18,501,527**	**83**
s36	**CONTRIBUTED CAPITAL**	**7,766,461**	**30**	**7,766,461**	**35**
s79	CAPITAL STOCK	6,636,495	25	6,636,495	30
s39	PREMIUM ON ISSUANCE OF SHARES	1,129,966	4	1,129,966	5
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**14,247,837**	**54**	**10,735,066**	**48**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	13,203,917	50	11,755,649	53
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,053,782	4	-1,010,083	-5
s80	SHARES REPURCHASED	-9,862	0	-10,500	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**1,499,763**	**100**	**7,980,972**	**100**
s46	CASH	720,971	48	727,691	9
s47	SHORT-TERM INVESTMENTS	778,792	52	7,253,281	91
s07	**OTHER CURRENT ASSETS**	**351,619**	**100**	**191,423**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	351,619	100	191,423	100
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**7,244,175**	**100**	**381,248**	**100**
s48	DEFERRED EXPENSES (NET)	3,050,094	42	282,583	74
s49	GOODWILL	4,166,160	58	36,887	10
s51	OTHER	27,921	0	61,778	16
s19	**OTHER ASSETS**	**123,311**	**100**	**103,276**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	123,311	100	103,276	100
s21	**CURRENT LIABILITIES**	**5,400,448**	**100**	**3,997,964**	**100**
s52	FOREIGN CURRENCY LIABILITIES	2,668,081	49	2,656,056	66
s53	MEXICAN PESOS LIABILITIES	2,732,367	51	1,341,908	34
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**1,343,655**	**100**	**900,535**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	460,615	34	0	0
s89	INTEREST LIABILITIES	5,917	0	3,966	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	877,123	65	896,569	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**13,013**	**100**	**62,771**	**100**
s65	NEGATIVE GOODWILL	0	0	62,771	100
s67	OTHER	13,013	100	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**5,401,615**	**100**	**3,704,862**	**100**
s66	DEFERRED TAXES	5,310,065	98	3,610,663	97
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	31,484	1	31,637	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	60,066	1	62,562	2
s79	**CAPITAL STOCK**	**6,636,495**	**100**	**6,636,495**	**100**
s37	CAPITAL STOCK (NOMINAL)	5,098,604	77	5,098,604	77
s38	RESTATEMENT OF CAPITAL STOCK	1,537,891	23	1,537,891	23

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**13,203,917**	**100**	**11,755,649**	**100**
s93	LEGAL RESERVE	550,221	4	464,528	4
s43	RESERVE FOR REPURCHASE OF SHARES	1,101,345	8	1,101,983	9
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	10,969,992	83	9,507,775	81
s45	NET INCOME FOR THE YEAR	582,359	4	681,363	6
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**1,053,782**	**100**	**-1,010,083**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	1,314,041	125	-123,752	12
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-260,259	-25	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	-886,331	88
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS
(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	11,894,131	15,527,797
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	66	53
s75	EMPLOYEES (*)	2,005	1,564
s76	WORKERS (*)	2,517	3,777
s77	OUTSTANDING SHARES (*)	436,574,580	436,574,580
s78	REPURCHASED SHARES (*)	293,900	293,900
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2009 AND 2008

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**6,011,442**	**100**	**8,233,491**	**100**
r02	COST OF SALES	4,778,176	79	6,763,882	82
r03	**GROSS PROFIT**	**1,233,266**	**21**	**1,469,609**	**18**
r04	GENERAL EXPENSES	611,773	10	399,436	5
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**621,493**	**10**	**1,070,173**	**13**
r08	OTHER INCOME AND (EXPENSE), NET	631	0	5,363	0
r06	COMPREHENSIVE FINANCING RESULT	95,057	2	-54,130	0
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**717,181**	**12**	**1,021,406**	**12**
r10	INCOME TAXES	6,734	0	224,839	3
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**710,447**	**12**	**796,567**	**10**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**710,447**	**12**	**796,567**	**10**
r19	NET INCOME OF MINORITY INTEREST	128,088	2	115,204	1
r20	**NET INCOME OF MAJORITY INTEREST**	**582,359**	**10**	**681,363**	**8**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**6,011,442**	**100**	**8,233,491**	**100**
r21	DOMESTIC	3,586,314	60	2,593,708	32
r22	FOREIGN	2,425,128	40	5,639,783	68
r23	TRANSLATED INTO DOLLARS (***)	168,524	3	527,270	6
r08	**OTHER INCOME AND (EXPENSE), NET**	**631**	**100**	**5,363**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	631	100	5,363	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**95,057**	**100**	**-54,130**	**100**
r24	INTEREST EXPENSE	10,697	11	5,151	-10
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	15,202	16	70,723	-131
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	90,552	95	-119,702	221
r28	RESULT FROM MONETARY POSITION	0	0	0	0
r10	**INCOME TAXES**	**6,734**	**100**	**224,839**	**100**
r32	INCOME TAX	-160,109	-2378	119,835	53
r33	DEFERRED INCOME TAX	166,843	2478	105,004	47

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	6,312,014	8,645,166
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	37,057,704	27,146,202
r39	OPERATING INCOME (**)	3,410,473	3,404,126
r40	NET INCOME OF MAJORITY INTEREST (**)	2,338,903	2,326,741
r41	NET CONSOLIDATED INCOME (**)	2,805,656	2,602,549
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	296,002	157,665

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY1 TO MARCH 31 OF 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**6,011,442**	**100**	**8,233,491**	**100**
rt02	COST OF SALES	4,778,176	79	6,763,882	82
rt03	**GROSS PROFIT**	**1,233,266**	**21**	**1,469,609**	**18**
rt04	GENERAL EXPENSES	611,773	10	399,436	5
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**621,493**	**10**	**1,070,173**	**13**
rt08	OTHER INCOME AND (EXPENSE), NET	631	0	5,363	0
rt06	COMPREHENSIVE FINANCING RESULT	95,057	2	-54,130	0
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**717,181**	**12**	**1,021,406**	**12**
rt10	INCOME TAXES	6,734	0	224,839	3
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**710,447**	**12**	**796,567**	**10**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**710,447**	**12**	**796,567**	**10**
rt19	NET INCOME OF MINORITY INTEREST	128,088	2	115,204	1
rt20	**NET INCOME OF MAJORITY INTEREST**	**582,359**	**10**	**681,363**	**8**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**6,011,442**	**100**	**8,233,491**	**100**
rt21	DOMESTIC	3,586,314	60	2,593,708	32
rt22	FOREIGN	2,425,128	40	5,639,783	68
rt23	TRANSLATED INTO DOLLARS (***)	168,524	3	527,270	6
rt08	**OTHER INCOME AND (EXPENSE), NET**	**631**	**100**	**5,363**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	631	100	5,363	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**95,057**	**100**	**-54,130**	**100**
rt24	INTEREST EXPENSE	10,697	11	5,151	-10
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	15,202	16	70,723	-131
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	90,552	95	-119,702	221
rt28	RESULT FROM MONETARY POSITION	0	0	0	0
rt10	**INCOME TAXES**	**6,734**	**100**	**224,839**	**100**
rt32	INCOME TAX	-160,109	-2378	119,835	53
rt33	DEFERRED INCOME TAX	166,843	2478	105,004	47

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	296,002	157,665

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2009 AND 2008

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	**CONSOLIDATED NET INCOME**	**710,447**	**796,567**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	462,844	-133,155
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**1,173,291**	**663,412**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-346,061	-19,552
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**827,230**	**643,860**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	0	24,881
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	143	0
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**143**	**24,881**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-194,510**	**-180,623**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	632,863	488,118
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	866,900	7,492,854
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**1,499,763**	**7,980,972**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**462,844**	**-133,155**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	296,002	157,665
c41	+ (-) OTHER ITEMS	166,842	-290,820
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-346,061**	**-19,552**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-504,478	-792,685
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	770,559	349,735
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-359,071	-396,624
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	-592,099	190,663
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	339,028	629,359
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**0**	**24,881**
c23	+ BANK FINANCING	0	-52
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	24,933
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**143**	**0**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	143	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-194,510**	**-180,623**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-96,951	-75,913
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	-96,187	-54,507
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	-1,372	-50,203

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	717,181	796,567
e02	+ (-)ITEMS NOT REQUIRING CASH	15,868	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	286,207	86,942
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	13,477	5,151
e05	**CASH FLOW BEFORE INCOME TAX**	1,032,733	888,660
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-208,413	-139,390
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	824,320	749,270
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-183,343	-59,697
e09	**FINANCING ACTIVITIES**	640,977	689,573
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	-6,742	-226,115
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	634,235	463,458
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	-1,372	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	866,900	7,517,514
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	1,499,763	7,980,972

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	15,868	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	15,868	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	286,207	86,942
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	296,002	157,665
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	-9,795	-70,723
e24	(-)+ OTHER ITEMS	0	0
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	13,477	5,151
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	13,477	5,151
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-208,413	-139,390
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	-504,478	-792,688
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	770,559	349,735
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-359,071	-396,624
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	-357,021	190,663
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	416,214	629,359
e32	+ (-) INCOME TAXES PAID OR RETURNED	-174,616	-119,835
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-183,343	-59,697
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-96,951	-75,913
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	-96,187	-54,507
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	9,795	70,723
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	-6,742	-226,115
e45	+BANK FINANCING	0	0
e46	+STOCK MARKET FINANCING	0	-52
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	0	0
e49	(-)STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	143	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	-INTEREST EXPENSE	-6,885	-5,151
e56	-REPURCHASE OF SHARES	0	-10,500
e57	+ (-)OTHER ITEMS	0	-210,412

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	6.42		$	4.92	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	6.42		$	4.92	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	50.43		$	42.38	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.56	times		0.99	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		4.45	times		8.52	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	11.82	%	9.67	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	10.67	%	11.72	%
p03	NET INCOME TO TOTAL ASSETS (**)	7.56	%	8.68	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	0.00	%	0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	1.00	times	0.91	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	2.98	times	2.72	times
p08	INVENTORIES TURNOVER (**)	2.89	times	3.77	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	39	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0	%	0.00	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	29.15	%	25.91	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	0.41	times	0.35	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	24.67	%	34.20	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	0.00	%	0.00	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	58.10	times	207.76	times
p16	NET SALES TO TOTAL LIABILITIES (**)	3.43	times	3.50	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	3.20	times	4.88	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.21	times	3.28	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.60	times	2.51	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	27.77	%	199.63	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
OPERADORA DE INDUSTRIAS CH, S.A. DE C.V.	COMPRA VENTA, DISTRIB. Y MAQUILA DE TUBO	50	99.99
SERVICIOS CH, S.A. DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	1	99.99
ACEROS CH, S.A. DE C.V.	COMERC. EN GRAL. DE TODA CLASE DE ACEROS	50	99.99
CIA. MEXICANA DE PERFILES Y TUBOS, S.A. DE C.V.	FABRICACION DE PERFILES Y TUBULARES	445,000	99.99
INMOBILIARIA PYTSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUBLES	50,000	99.99
PROCARSA, S.A. DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	123,628,404	99.99
INMOBILIARIA PROCARSA, S.A. DE C.V.	ARRENDAMIENTO DE BIENES INMUEBLES	50,000	99.99
TUBERIAS PROCARSA ,S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	588,927,239	99.99
OPERADORA PROCARSA, S.A. DE C.V.	COMPRA VENTA, DIST., Y MAQUILA DE TUBO	15,000	99.99
SIDERURGICA DEL GOLFO, S.A. DE C.V.	FABRICACIÓN DE ANGULO Y SOLERA	12,117,550	99.99
SIGOSA ACEROS, S.A DE C.V.	COMPRA VENTA Y DIST DE ANGULO Y ACERO	32,629,700	99.99
SERVICIOS ADMINISTRATIVOS SIGOSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA MONCLOVA, SA DE C.V.	FABRICACIÓN DE TUBOS Y PERFILES	50,000	99.99
GRUPO SIMEC, S.A.B. DE C.V. Y SUBSIDIARIAS.	MANF. Y VENTA DE PROD. SIDERÚRGICOS	474,393,215	75.64
OPERADORA ICH, S.A DE C.V.	FABRICACIÓN DE ACEROS ESPECIALES	45,000	99.99
ADMINISTRACION DE EMPRESAS CH, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
PYTSA INDUSTRIAL, S.A DE C.V.	FABRICACION DE PERFILES Y TUBULARES	1,000,000	99.99
ACEROS Y LAMINADOS SIGOSA, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	39,579,700	99.99
PYTSA INDSTRIAL DE MÉXICO, S. A. DE C. V.	MATERIALES METALICOS PARA LA CONSTRUCCIÓ	50,000	99.99
ADMINISTRACIÓN Y CONTROL DE LA PRODUCCIÓN, S.A DE	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
COMERCIALIZADORA PYTSA, S.A DE C.V.	PRESTACIÓN DE TODA CLASE DE SERVICIOS	50,000	99.99
SIM REP CORPORATION	TENEDORA DE ACCIONES	1,000	100.00
HOLDING PROTEL , S.A DE C.V.	TENEDORA DE ACCIONES	90,273,151	100.00
INDUSTRIAL PROCARSA, S.A DE C.V.	FABRICACIÓN Y EXPORTACIÓN DE TUBERÍA	49,857,883	100.00
CIA. SIDERURGICA DEL GOLFO, S.A DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	23,264,129	100.00
NUEVA PYTSA INDUSTRIAL, S.A . DE C.V.	COMERZIALIZADORA DE LAMINA EN ROLLO	13,318,498	100.00
BASTEK INVESTMENTS, B.V.	TENEDORA DE ACCIONES	200	100.00
COMERCIALIZADORA SIGOSA, S.A. DE C.V.	COMPRA VENTA Y DIST. DE ANGULO Y SOLERA	50,000	100.00

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
COMMERCIAL BANKS																
GE CAPITAL	YES YES		20/05/2010	LIBOR +0.25							0	9,316	0	0	0	0
OTHER																
TOTAL BANKS					0	0	0	0	0	0	0	9,316	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
MEDIUM TERM	NOT	20/08/1993	15/12/1998	9.33							0	4,295	0	0	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					0	0	0	0	0	0	0	4,295	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
DIVERSOS	NOT APPLIED				0	1,342,589	0	0	0	0						
DIVERSOS	NOT										0	64,880	0	0	0	0
DIVERSOS	YES										0	2,015,872	0	0	0	0
TOTAL SUPPLIERS					0	1,342,589	0	0	0	0	0	2,080,752	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
DIVERSOS	NOT APPLIED				0	769,937										
DIVERSOS											0	573,718				
TOTAL					0	769,937	0	0	0	0	0	573,718	0	0	0	0
TOTAL					0	2,112,526	0	0	0	0	0	2,668,081	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**220,837**	**2,989,770**	**0**	**0**	**2,989,770**
LIABILITIES POSITION	**196,850**	**2,665,015**	**169**	**3,066**	**2,668,081**
SHORT-TERM LIABILITIES POSITION	196,850	2,665,015	169	3,066	2,668,081
LONG-TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**23,987**	**324,755**	**-169**	**-3,066**	**321,689**

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA DE ACERO TLALNEPANTLA	PLANTA PRODUCTORA DE ACEROS	100	0.00
PLANTA DE TUBERIA MONCLOVA	PLANTA PROD DE TUB CON COSTURA	176	53.00
PLANTA DE PERFILES ECATEPEC	PLANTA PROD DE TUB CON COSTURA DE	100	64.00
PLANTA DE LAM MATAMOROS	PLANTA PRODUCTORA DE PERFILES	250	70.00
PLANTA DE ACERO EN GUADALAJARA	PRODUCCION Y VENTA DE PRODUCTOS	480	76.53
PLANTA DE ACERO MEXICALI	PRODUCCION Y VENTA DE PRODUCTOS	250	67.45
PLANTAS ACERO APIZACO-CHOLULA	PRODUCCION Y VENTA DE ACERO	460	74.96
PLANTA DE ACERIA CANTON	PRODUCCION DE BILLET	1,380	25.70
PLANTA DE ACERIA EN LORAIN	PRODUCCION DE BILLET	1,150	0.00
PLANTA LORAIN (LAMINACION)	PRODUCCION Y VENTA DE ACERO	840	25.20
PLANTA LACKAWANNA	PRODUCCION Y VENTA DE ACERO	600	0.00
PLANTA MASSILLION	PRODUCCION Y VENTA DE ACERO	125	41.70
PLANTA GARY	PRODUCCION Y VENTA DE ACERO	70	22.50
PLANTA ONTARIO	PRODUCCION Y VENTA DE ACERO	60	56.30
PLANTAS EN SAN LUIS POTOSI	PRODUCCION Y VENTA DE ACERO	600	90.32

NOTES

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA, PLANTAS EN USA	DIVERSOS	Importación	NO	18.80
CHATARRA, PLANTAS EN MEXICO	DIVERSOS	Nacional		20.00
LAMINA ROLADA EN CALIENTE	ALTOS HORNOS DE MEXICO, S.A. T	Nacional		4.00
PALANQUILLA	DIVERSOS	Nacional		4.00
COKE, PLANTAS EN USA	IMR METALLURGICAL, DUFERCO	Importación	NO	26.50
PELLETS, PLANTAS EN USA	CLIFF SALES COMPANY, US STEEL	Importación	NO	8.00
FERROALEACIONES, PLANTAS EN US	DIVERSOS	Importación	NO	6.00
FERROALEACIONES, PLANTAS EN ME	DIVERSOS	Nacional		4.00
ELECTRODOS, PLANTAS USA	SGL, CARBON,	Importación	NO	1.10
ELECTRODOS, PLANTAS EN MEXICO	DIVERSOS	Nacional		2.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**
INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
ACEROS ESPECIALES	0	11,488	0.00		FORJA DE MONTERREY
TUBERIA DE ACERO C	13	244,993	0.00		TUVAPASA
PERFILES COMERCILAES	43	503,957	0.00		GRUPO COLLADO
PERFILES ESTRUCTURA	44	456,525	0.00		DIS ACERO IBARRA
CORRUGADO	158	1,207,443	0.00		FORTACERO
SOLERAS	23	257,912	0.00		OP DE PROCESO DE ACE
BARRAS MACIZAS	67	623,454	0.00		ACEROS LA FAMA
LAMINA ROLADA	3	33,196	0.00		
BILLET	8	46,804	0.00		
MALLA	13	116,790	0.00		
ALAMBRON	10	75,546	0.00		
OTROS	0	8,206	0.00		
FOREIGN SALES					
	0	2,425,128	0.00		
TOTAL		**6,011,442**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH** QUARTER: **01** YEAR: **2009**

INDUSTRIAS CH, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ACEROS ESPECIALES	0	0			KREHER STEEL
TUBERIA DE ACERO	5	143,303			LB FOSTERCO
PERFILES COMERCILAES	9	88,028			SIGOSA STEEL
PERFILES ESTRUTURA	8	71,023			
CORRUGADO	5	33,343			
BARRAS MACIZAS	9	101,114			
SOLERAS	9	91,795			
BILLET	0	333			
FOREIGN SUBSIDIARIES					
BARRAS EN CALIENTE	100	1,312,243			
BARRAS EN FRIO	22	384,504			
SEMITERMINADOS REDON	5	64,085			
SEMITERMINADOS OTROS	12	135,357			
TOTAL		**2,425,128**			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **ICH**

INDUSTRIAS CH, S.A.B. DE C.V.

QUARTER: **01** YEAR: **2009**

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B	0.00000	0	360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696
TOTAL			360,507,744	76,066,836	0	436,574,580	3,484,908	1,613,696

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 436,574,580

NOTES

R01: DATOS FINANCIEROS PRO FORMA

LOS SIGUIENTES DATOS FINANCIEROS PRO FORMA COMBINADOS (NO AUDITADOS), SE BASAN EN ESTADOS FINANCIEROS HISTÓRICOS DE LA COMPAÑÍA AJUSTADOS PARA DAR EFECTO A LA ADQUISICIÓN DE GRUPO SAN.

LOS AJUSTES PRO FORMA SUPONEN QUE LA ADQUISICIÓN FUE REALIZADA AL INICIO DE 2008 Y ESTÁN BASADOS EN LA INFORMACIÓN DISPONIBLE Y CIERTOS SUPUESTOS QUE LA ADMINISTRACIÓN CONSIDERA RAZONABLES.

LOS DATOS FINANCIEROS PRO FORMA NO PRETENDEN PRESENTAR COMO HUBIERAN RESULTADO LAS OPERACIONES CONSOLIDADAS SI LA ADQUISICIÓN EN EFECTO HUBIESE OCURRIDO EN ESA FECHA, NI PREDECIR LOS RESULTADOS DE OPERACIONES DE LA COMPAÑÍA.

(MILLONES DE PESOS)

	ENERO-MARZO	
	2009	2008
VENTAS NETAS	7,071	9,880
UTILIDAD MARGINAL	1,636	2.078
UTILIDAD NETA	911	1,017
UTILIDAD POR ACCIÓN	2.08	2.32